245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 17, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Securities Fund (the trust): File Nos. 002-93601 and 811-04118

Fidelity Series Real Estate Equity Fund

Fidelity Series Real Estate Income Fund

Fidelity Series Small Cap Opportunities Fund

Fidelity Series Blue Chip Growth Fund (the fund(s))

Post-Effective Amendment No. 129

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 129 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above. Pursuant to Rule 472 under the 33 Act, the fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 114.

This filing incorporates changes to the fund's pricing structure and management contracts.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of 09/29/2017.  We request your comments by 08/16/2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group